Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

07027608

RECEIVED

2007 OCT 29

Exemption File No. 82 – 35005

24th October, 2007

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters as per requirements of the Listing Agreement to the Stock Exchanges in India.

(1) Letter dated 19th October, 2007 alongwith Media Release dated 19th October, 2007,

(2) Letter dated 24th October, 2007 intimating Stock Exchanges about allotment of 2,21,096 Equity Shares on conversion of FCCB, and

(3) Letter dated 24th October, 2007, intimating Stock Exchanges about allotment of 32,97,522 Equity shares on conversion of FCCB.

Copies of the above letters are enclosed herewith for your information and record.

Kindly take the same on your record.

Thanking You.

Your Faithfully
For Reliance Communications Limited

~~Hasit~~ Shukla
Company Secretary

Encl: As Above

PROCESSED
OCT 31 2007 E
THOMSON
FINANCIAL

dw 10/30

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge Cit
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.i

Exe. File No. 82-35005

October 19, 2007

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Media Release

We are enclosing herewith the Media Release dated 19th October, 2007, being issued by the Company, which is self explanatory.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above.

Reliance Communications to launch nationwide GSM Services under existing Unified Access Service Licenses

Mumbai, October 19, 2007: Reliance Communications welcomes the DoT's new initiatives towards ensuring further acceleration of tele-density in India and in creating a level playing field.

The acceptance by the DoT of TRAI's recommendation of the enhanced subscriber linked criteria for spectrum allocation will ensure the much needed spectral efficiency and a greater competitive environment. This will facilitate meeting the telecom objectives of the country of attaining 500 Million customers by 2010.

The Unified Access Service Licenses are technology neutral and the grant of approval to Reliance Communications for offering nationwide GSM services reaffirms our stand. Reliance Communications would shortly commence its GSM operations on a Pan India basis in addition to existing CDMA services.

The company has today made a payment of the requisite fee of Rs. 1651 Crore for this initiative. As per DoT's media release, the company will be considered for allocation of GSM spectrum from October 19, 2007 i.e. the date of payment of the prescribed fee.

Reliance Communications commenced its mobile operations in May 2003. Its entry led to affordable services for the Indian consumers and manifold growth in telecom penetration in the country. Today, it serves over 38 Million Indian and global subscribers with 18% wireless market share. It has embarked on a major network coverage plan for 2007-08 and will extend mobile coverage to over 23000 towns and 6 lakh villages, thereby providing mobile coverage to over 90% of India's population.

About Reliance Communications:
Reliance Communications is rated among the Asia's 5 Topmost Valuable Telecom Companies is India's foremost truly integrated telecommunications service provider. The company with a customer base of over 38 million, including over 1.2 million individual overseas retail customers, ranks among the Top 10 Asian Telecom companies. Reliance Communications corporate clientele includes 600 Indian and 250 multinational corporations, and over 200 global carriers.

The company has established a pan-India, next generation, integrated (wireless and wireline), convergent (voice, data and video) digital network that is capable of supporting best-of-class services spanning the entire Infocomm value chain, covering over 10,000 towns and 3,00,000 villages. Reliance Communications owns and operates *World's largest next generation IP enabled connectivity infrastructure,* comprising over 165,000 kilometers of fibre optic cable systems in India, USA, Europe, Middle East and the Asia Pacific region. The company's subsidiary, FLAG Telecom owns *World's largest private undersea cable system*, spanning 65,000 kilometers connects the top business centers in developed and emerging markets across 6 continents.

*****

For Further Information, please contact: Gaurav Wahi on 9322904680

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

RxR File 82-35005

October 24, 2007

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: **Allotment of Equity Shares on conversion of FCCBs**

Ref. :- (1) BSE letter Ref. No. DCS/SJK/RCG/AD/2006/532712 dated May 2, 2006, in principle approval under Clause 24(a) of the Listing Agreement for the proposed FCCB issue of the Company

(2) NSE letter Ref. No. NSE/LIST/21843 – M dated May 3, 2006, in principal approval under Clause 24(a)

The Board of Directors of the Company has, pursuant to requests received from the holders of Zero Coupon Foreign Currency Convertible Bonds (FCCBs) of US$ 1,000 each, allotted on 23rd October, 2007, 2,21,096 equity shares of Rs. 5 each at a predetermined premium of Rs. 475.68 per equity share.

The allotted equity shares as aforesaid shall rank pari passu in all respect with the existing equity shares of the Company and shall be entitled for full dividend, if declared for the financial year 2007-08.

Consequent upon the said allotment, the paid-up capital of the Company stands increased to 204,54,75,186 fully paid-up equity shares of Rs 5 each.

Kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Copy to :- National Securities Depository Limited
Central Depository Services (India) Limited

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

October 24, 2007

Exe File 82-35005

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Sub: **Allotment of Equity Shares on conversion of FCCBs**

Ref. :- (1) BSE letter Ref. No. DCS/SJK/RCG/AD/2006/532712 dated May 2, 2006, in principle approval under Clause 24(a) of the Listing Agreement for the proposed FCCB issue of the Company

(2) NSE letter Ref. No. NSE/LIST/21843 – M dated May 3, 2006, in principal approval under Clause 24(a)

The Board of Directors of the Company has, pursuant to requests received from the holders of Zero Coupon Foreign Currency Convertible Bonds (FCCBs) of US$ 1,000 each, allotted on 24th October, 2007, **32,97,522** equity shares of Rs. 5 each at a predetermined premium of Rs. 475.68 per equity share.

The allotted equity shares as aforesaid shall rank pari passu in all respect with the existing equity shares of the Company and shall be entitled for full dividend, if declared for the financial year 2007-08.

Consequent upon the said allotment, the paid-up capital of the Company stands increased to 204,87,72,708 fully paid-up equity shares of Rs 5 each.

Kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Copy to :- National Securities Depository Limited
Central Depository Services (India) Limited

END